File No. 70-10175

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM U-1

APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc.	Pivotal Energy Services, Inc.
Atlanta Gas Light Company	Pivotal Propane of Virginia, Inc.
AGL Rome Holdings, Inc.	Southeastern LNG, Inc.
Georgia Natural Gas Company	AGL Services Company
AGL Investments, Inc.	AGL Capital Corporation
AGL Networks, LLC	Global Energy Resource Insurance Corporation
AGL Energy Corporation	AGL Capital Trust I
AGL Propane Services, Inc.	AGL Capital Trust II
Trustees Investments, Inc.	AGL Capital Trust III
Customer Care Services, Inc.

Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309

Chattanooga Gas Company
2207 Olan Mills Drive
Chattanooga, Tennessee 37421

Virginia Natural Gas, Inc.
5100 East Virginia Beach Boulevard
Norfolk, Virginia 23502

SouthStar Energy Services LLC

817 West Peachtree Street

Atlanta, Georgia 30308

Sequent Energy Management, LP	Sequent Holdings, LLC
Sequent, LLC	Sequent Energy Marketing, LP
1200 Smith Street
Suite 900
Houston, Texas 77002

(Name of company or companies filing this statement and addresses of principal executive offices)

AGL Resources Inc.

(Name of top registered holding company of each applicant or declarant)

Bryan E. Seas, Vice President and Controller

AGL Resources Inc.

Ten Peachtree Place

Suite 1000

Atlanta, Georgia 30309

 (Name and address of agent for service)

We also request copies of any communication in connection with this matter be sent to:

Markian M. W. Melnyk

LeBoeuf, Lamb, Greene & MacRae, L.L.P.

1875 Connecticut Ave., N.W.

Washington, DC  20009-5728

Telephone:  (202) 986-8000

This Amendment No. 1 revises and restates the Form U-1 Application/Declaration in this proceeding, originally filed in File No. 70-10175 on October 10, 2003.

Item 1. Description of Proposed Transaction.

A.

INTRODUCTION

In this Application, AGL Resources Inc. (AGL Resources), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the Act), Atlanta Gas Light Company (AGLC), Chattanooga Gas Company (CGC), Virginia Natural Gas, Inc. (VNG) (AGLC, CGC and VNG are collectively referred to as the Utility Subsidiaries) and the additional companies listed on the signature page of this Application (the Non-Utility Subsidiaries, and collectively with AGL Resources and the Utility Subsidiaries, the Applicants) seek approval pursuant to Sections 6(a), 7, 9, 10 and 12 of the Act and Rules  43, 45, 46, and 54 thereunder to engage in the various transactions set forth herein.

B.

BACKGROUND

By order dated October 5, 2000 (the Merger Order or Prior Order),1 the Securities and Exchange Commission (the Commission) authorized AGL Resources to acquire all of the issued and outstanding common stock of VNG.  AGL Resources registered as a holding company under the Act on October 10, 2000.  AGL Resources owns directly all of the issued and outstanding common stock of three public utility companies within the meaning of the Act, AGLC, CGC and VNG.  All of AGL Resources’ direct and indirect subsidiaries, other than the Utility Subsidiaries, are herein referred to as the “Non-Utility Subsidiaries.”  The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the “Subsidiaries.”

C.

DESCRIPTION OF THE PARTIES

1.

AGL Resources

AGL Resources was incorporated on November 27, 1995, and is a registered public utility holding company subject to the requirements of the Act.  AGL Resources’ common stock has a five dollar ($5.00) par value and is listed and traded on the New York Stock Exchange under the symbol “ATG.”   As of December 31, 2003 AGL Resources had  64,509,343.2 shares of common stock issued and outstanding.

AGL Resources is the holding company for its directly-owned subsidiaries AGLC, CGC, VNG, Georgia Natural Gas Company (GNG), AGL Services Company, AGL Capital Corporation (AGL Capital), Global Energy Resource Insurance Corporation (GERIC), AGL Investments, Inc. (AGLI), Pivotal Propane of Virginia, Inc. (Pivotal) and several indirectly-owned Subsidiaries.

As of and for the twelve months ended December 31, 2003, AGL Resources had total assets of $3.98 billion, net utility plant assets of $2.20 billion, total operating revenues of $983.7 million, operating income of $258.3 million and net income of $127.9 million.  As of December 31, 2003, AGL Resources, in conjunction with its subsidiaries, employed approximately 2,150 full-time employees.

2.

Utility Subsidiaries

a.

Atlanta Gas Light Company

AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta. AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas (LNG) storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods.

The Georgia Public Service Commission (Georgia Commission) regulates AGLC with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the twelve months ended December 31, 2003, AGLC had total assets of $2.45 billion, total operating revenues of $517.6 million and net income of $92.8 million.  AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc.  AGL Rome Holdings, Inc. owned property associated with a former manufactured gas plant in Rome, Georgia, but sold that property in December 2003.

b.

Chattanooga Gas Company

  CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant.

The Tennessee Regulatory Authority (Tennessee Authority) regulates CGC with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the twelve months ended December 31, 2003, CGC had total assets of $161.8 million, total operating revenues of $89.6 million and net income of $6.0 million.

c.

Virginia Natural Gas, Inc.

VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia.  VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia.  VNG also has approximately 5.0 million gallons of propane storage capacity in its two propane facilities to supplement the supply of natural gas during peak usage periods.

The Virginia State Corporation Commission (Virginia Commission) regulates VNG with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the twelve months ended December 31, 2003, VNG had total assets of $708.9 million, total operating revenues of $328.7 million and net income of $25.5 million.

3.

Non-Utility Subsidiaries

a.

Georgia Natural Gas Company

GNG, a wholly-owned subsidiary of AGL Resources, owns a non-controlling 70% financial interest in SouthStar Energy Services LLC (SouthStar).  SouthStar, a joint venture formed in 1998, markets retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia. SouthStar is the largest marketer in Georgia with a market share of approximately 37% and operates under the trade name Georgia Natural Gas. At the formation of SouthStar, GNG owned a 50% interest; however, in March 2003, AGL Resources, through GNG, purchased an additional 20% ownership interest in SouthStar.  Upon closing, GNG owned a non-controlling 70% financial interest in SouthStar, and a subsidiary of Piedmont Natural Gas Company owned the remaining 30%.  Although GNG owns 70% of SouthStar, GNG does not have a controlling interest, as matters of significance require the unanimous vote of SouthStar’s governing board.  GNG and SouthStar are “gas-related companies” under Rule 58 of the Act.

b.

AGL Investments, Inc.

AGLI is an intermediate holding company for AGL Resources’ investments in Sequent Energy Management, LP, AGL Networks, LLC (AGL Networks), AGL Propane Services, Inc. and AGL Energy Corporation and other Non-Utility Subsidiaries.

i)  Sequent, LLC is an intermediate holding company for Sequent Energy Management, LP; Sequent Energy Marketing, LP; and Sequent Holdings, LLC; collectively referred to as “Sequent.”  Sequent provides asset optimization, gas supply services, and wholesale marketing and risk management services for third parties and the Utility Subsidiaries. Asset optimization activities focus on capturing the value from idle or underutilized natural gas assets, typically by participating in transactions that balance the needs of varying markets and time horizons. These assets include rights to pipeline capacity, underground storage, and natural gas peaking services and facilities. Sequent related activities also include the aggregation of gas from other marketers and producers and its resale to third parties and the Utility Subsidiaries. In addition, Sequent may bundle this commodity with transportation and storage service and sell short-term and long-term gas supply on a delivered basis. The Sequent organization is a “gas-related company” under Rule 58 of the Act.

ii)  AGL Networks is a provider of telecommunications conduit and dark fiber.  AGL Networks leases and sells to a variety of customers in Atlanta, Georgia and Phoenix, Arizona.  In addition, AGL Networks offers telecommunications construction services.  AGL Networks is an exempt telecommunications company under Section 34 of the Act.

iii) AGL Propane Services, Inc. and AGL Energy Corporation were formed to hold AGL Resources’ interests in Heritage Propane Partners, L.P., a publicly-traded company and, marketer of propane.   In January 2004, AGL Resources’ subsidiaries, along with three unaffiliated utility partners, sold their interest in Heritage for an aggregate consideration of $130 million.  AGL Resources’ subsidiaries received $29 million for their portion of these interests.  AGL Propane Services, Inc., along with the three unaffiliated utility partners, has retained an interest in some of Heritage’s publicly-traded units.

iv)  AGL Investments, Inc. is also the sole shareholder of the following active companies:  Trustees Investments, Inc., which owns a residential and retail development in Savannah, Georgia, located on or adjacent to manufactured gas plant sites;2 Customer Care Services, Inc.; Pivotal Energy Services, Inc. and Southeastern LNG, Inc.

c.

AGL Services Company

AGL Services Company is a service company established in accordance with Section 13 of the Act.  AGL Services Company provides business services to AGL Resources and its various Subsidiaries.

d.

AGL Capital Corporation

AGL Capital is a financing subsidiary that provides for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities and other financing arrangements.

e.

AGL Capital Trust I, AGL Capital Trust II, and AGL Capital Trust III

AGL Capital Trust I, AGL Capital Trust II and AGL Capital Trust III are Delaware statutory business trusts established for the purpose of issuing trust preferred securities.  AGL Resources owns 100% of AGL Capital Trust I common stock, and AGL Capital Trust I owns AGL Resources 8.17% Junior Subordinated Deferrable Interest Debentures.  AGL Capital owns 100% of AGL Capital Trust II’s common stock, and AGL Capital Trust II owns AGL Capital 8% Junior Subordinated Deferrable Interest Debentures.  AGL Capital Trust III exists for the exclusive purposes of issuing and selling its Trust Preferred Securities and Common Securities, using the proceeds from the sale of these securities to acquire unsecured debt obligations of AGL Capital, and making distributions to the holders of Trust Securities.  As of the date hereof, no securities have been issued by AGL Capital Trust III.

f.

Global Energy Resource Insurance Corporation

GERIC, a captive insurance company, was formed under the Commission order dated April 13, 2001, Holding Co. Act Release No. 27378, to underwrite certain insurance for AGL Resources and its Subsidiaries.

g. Pivotal Propane of Virginia, Inc.

Pivotal is a Delaware corporation that is a wholly-owned subsidiary of AGL Resources, which was formed for the purpose of constructing a facility for the storage and vaporization of propane in Virginia.

D.

OVERVIEW OF THE REQUESTS

The Applicants hereby request authorization to engage in the financing transactions set forth herein (Financing Transactions) during the period from the effective date of the order granted pursuant to this Application through March 31, 2007 (the Authorization Period).  The financing authorization granted by the Prior Order expires on March 31, 2004.

The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of AGL Resources and its Subsidiaries, for the acquisition, retirement or redemption of securities previously issued by AGL Resources or the Subsidiaries, and for authorized investments in companies organized in accordance with Rule 58 under the Act, exempt wholesale generators (EWGs), foreign utility companies (FUCOs), exempt telecommunications companies (ETCs) and for other lawful purposes.

The approval by the Commission of this Application will give the Applicants flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions, which will allow them to carry on business activities designed to provide benefits to their customers and AGL Resources’ shareholders. Approval of this Application is consistent with the Prior Order and existing Commission precedent.3

The authorizations for Financing Transactions and other approvals requested herein relate to:

1.

issuances and sales of securities or borrowings during the Authorization Period by AGL Resources of up to $5 billion at any time outstanding (AGL Resources External Limit);

2.

issuances by AGL Resources of guarantees and other forms of credit support in an aggregate amount of $1 billion at any time outstanding (AGL Resources Guarantee Limit);

3.

issuances by the Utility Subsidiaries of guarantees and other forms of credit support with respect to the obligations of their respective subsidiaries;

4.

short-term borrowings by AGLC and CGC;

5.

hedging transactions by AGL Resources, AGL Capital and the Utility Subsidiaries with respect to their indebtedness;

6.

reorganization of the current combined system money pool into separate utility and non-utility money pools, and borrowings by the Subsidiaries under the new money pools;

7.

changes in the terms of any wholly-owned Subsidiary’s authorized capital stock capitalization;

8.

payment of dividends out of capital or unearned surplus by Non- Utility Subsidiaries;

9.

acquisition by AGL Resources and the Subsidiaries of the equity securities of one or more special purpose subsidiaries (Financing Subsidiaries) organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries;

10.

restructuring of AGL Resources’ non-utility interests from time to time, including the establishment of one or more intermediate subsidiaries (Intermediate Subsidiaries) organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries; and

11.

issuance of up to 22 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans (Common Stock Plan Limit).

E.

FINANCING AUTHORIZATION

1.

Parameters for Financing Transactions

Authorization for Financing Transactions under the Prior Order expires March 31, 2004.  The Applicants now seek a new omnibus financing authorization to provide for the Applicants’ anticipated financing needs through March 31, 2007.  The AGL Resources External Limit, the AGL Resources Guarantee Limit and the AGLC and CGC borrowing limits stated herein would apply only to securities and guarantees issued and outstanding during the Authorization Period.

Financings will be subject to the following limitations (Financing Limitations):4

a.

Effective Cost of Money.  The effective cost of money on long-term debt borrowings in accordance with authorizations granted under the Application will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.  The effective cost of money on short-term debt borrowings in accordance with the authorizations granted in the Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.  The dividend rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred stock or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.5

b.

Maturity.  The maturity of long-term debt will be between one and 50 years after the issuance thereof.  Short-term debt will mature within a year.  Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.  Preferred stock issued directly by AGL Resources may be perpetual in duration.

c.

Issuance Expenses.  The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.6

d.

Common Equity Ratio.  AGL Resources will maintain common stock equity7 as a percentage of total capitalization,8 as shown in its most recent quarterly consolidated balance sheet, of at least 30% or above.9  Each Utility Subsidiary on an individual basis will maintain common stock equity of at least 30% of total capitalization as shown in its most recent quarterly balance sheet.

e.

Investment Grade Ratings.  Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated, are rated investment grade; and (iii) all outstanding securities of AGL Resources that are rated, are rated investment grade.  For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act").  Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade.  Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.  A security issued prior to the registration of AGL Resources under the Act or in accordance with any applicable rule, regulation or order of the Commission under the Act would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by any company in the AGL Resources system.

f.

Authorization Period.  No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (March 31, 2007).

2.

Financial Condition

a.

Capital Structure:  AGL Resources’ capital structure as of December 31, 2003 is shown in the following table:

	($ millions)	% of Total Capitalization
Short-term debt	$ 306.4	13.4%
Current portion of long-term debt	77.0	3.3
Senior and Medium-Term Notes (net of interest rate swaps of $6.9 million)	730.8	32.0
Trust Preferred Securities (net of interest rate swaps of $3.2 million)	225.3	9.9
Total debt	1,339.5	58.6
Common shareholders’ equity	945.3	41.4
Total capitalization	$2,284.8	100.0%

b.

Current Debt Ratings:  The debt ratings of AGL Resources and certain of its Subsidiaries are set forth below:

Company/Type of facility	Moody’s	S&P	Fitch
AGL Resources/AGL Capital Corporation Commercial Paper(1)	P-2	A-2	F-2
AGL Resources/AGL Capital Corporation Senior Notes(1)	Baa1	BBB+	A-
AGL Resources/AGL Capital Trust I Trust Preferred Securities(1)	Baa2	BBB	BBB+
AGL Resources/AGL Capital Trust II Trust Preferred Securities(1)	Baa2	BBB	BBB+
Atlanta Gas Light Company Medium-Term Notes(2)	A3	A-	A

(1)  AGL Resources guarantees payment of these securities subject to the terms and conditions of various Guarantee Agreements.

(2)  CGC and VNG currently have no externally-held securities and therefore are not rated by any NRSRO.

3.

Description of Specific Types of Financing

a.

AGL Resources External Financing

AGL Resources seeks authorization to issue equity and debt securities aggregating not more than the AGL Resources External Limit at any one time outstanding during the Authorization Period.  Such securities could include, but would not necessarily be limited to, common stock, preferred stock, preferred stock equivalent securities, options, warrants, purchase contracts, units (consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock or any combination of such securities), long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.  In addition, AGL Resources also seeks authorization to issue shares of common stock or options to purchase shares under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans up to the Common Stock Plan Limit.  Securities issued under the Common Stock Plan Limit would not reduce the AGL Resources’ capacity to issue securities under the AGL Resources External Limit.  Further, AGL Resources may also issue guarantees up to the AGL Resources Guarantee Limit and enter into interest rate swaps and hedges as described below.

b.

Common Stock

AGL Resources seeks authority to issue common stock in an aggregate amount outstanding not to exceed the AGL Resources External Limit at any time during the Authorization Period.  Specifically, AGL Resources proposes to issue and sell common stock, options, warrants, purchase contracts, units, other stock purchase rights exercisable for common stock and securities with some of the characteristics of AGL Resources common stock.

AGL Resources may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry.  Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters.  In addition, sales may be made through private placements or other non-public offerings to one or more persons.  All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.  Underwriters may resell common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  AGL Resources also may grant underwriters a “green shoe” option permitting common stock to be offered solely for the purpose of covering over-allotments.

AGL Resources also seeks authorization to issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any equity securities or assets has been authorized by the Commission or is exempt under the Act or rules under the Act.

The ability to offer stock as consideration may make a transaction more economical for AGL Resources as well as for the seller of the business.  For purposes of calculating compliance with the AGL Resources External Limit, AGL Resources’ common stock would be valued based upon the negotiated agreement between the buyer and the seller.

c.

Equity Compensation Plans

AGL Resources proposes, from time to time, during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect, up to 22 million shares of AGL Resources common stock under AGL Resources’ dividend reinvestment plan, certain incentive compensation plans and other employee benefit plans currently existing or that may be adopted in the future.  For example, AGL Resources currently maintains the following stock-based benefit plans for employees:  (i) the AGL Resources Inc. Long–Term Incentive Plan (LTIP) (which provides for the grant of performance units, restricted stock and incentive and nonqualified stock options to key employees); (ii) the AGL Resources Inc. Long–Term Stock Incentive Plan (which is the predecessor plan to the LTIP); (iii) the AGL Resources Inc. Retirement Savings Plus Plan (which is a tax–qualified retirement plan that allows for, among other investments, employee investments in AGL Resources’ common stock); (iv) the AGL Resources Inc. Nonqualified Savings Plan (which is a nonqualified deferred compensation plan that allows for, among other investments, employee investments in AGL Resources’ common stock), (v) the AGL Resources Employee Stock Purchase Plan (which allows employees to purchase shares of AGL Resources’ common stock at a discount) and (vi) the AGL Resources Inc. 1996 Non–Employee Directors Equity Compensation Plan (which provides for the issuance of stock options and restricted stock to non-employee directors of AGL Resources).  These plans are described in greater detail in AGL Resources’ 2002 Annual Report to Shareholders.

d.

Preferred Stock

AGL Resources may issue preferred stock from time to time during the Authorization Period.  Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by AGL Resources’ board of directors.  Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods.  Preferred stock or other preferred securities may be convertible or exchangeable into shares of AGL Resources’ common stock or unsecured indebtedness.

e.

Long-Term Debt

AGL Resources proposes to issue long-term debt in accordance with the conditions described in Item 1.E.1 - “Parameters for Financing Transactions” above.  Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as AGL Resources may determine at the time of issuance.  Any long-term debt: (i) may be convertible into any other authorized securities of AGL Resources; (ii) will have maturities ranging from one to fifty years; (iii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount; (iv) may be entitled to mandatory or optional sinking-fund provisions; (v) may provide for reset of the coupon pursuant to a remarketing arrangement; (vi) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event; (vii) may be called from existing investors by a third party or (viii) may be entitled to the benefit of financial or other covenants.  The request for authorization for AGL Resources to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies in the natural gas industry.10

f.

Short-Term Debt

AGL Resources requests authorization to issue directly, or indirectly through special purpose financing entities existing or to be formed under the authorization requested herein, short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes.11  Issuance of short-term debt will be under terms determined by AGL Resources at the time of issuance and in accordance with the conditions described in Item 1.E.1 – “Parameters for Financing Transactions” above.  Short-term debt issued by AGL Resources will be unsecured.  Proceeds of any short-term debt issuance may be used to refund short-term debt, to refund maturing long-term debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained.

 AGL Resources may sell commercial paper, from time to time, in established domestic or European commercial paper markets.  Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.  It is expected that the dealers acquiring commercial paper from AGL Resources will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors.  Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

AGL Resources may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.  Any such additional short-term financing would be conducted in accordance with the conditions described in Item 1.E.1– “Parameters for Financing Transactions” above.

To the extent credit is extended under either commercial paper or short-term debt facilities during the Authorization Period, these amounts would be included within the AGL Resources External Limit and would be subject to the parameters in Item 1.E.1.

g.

Hedges and Interest Rate Risk Management

AGL Resources and its Utility Subsidiaries requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements.  Hedges, in addition to the foregoing sentence, may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g, Federal National Mortgage Association) obligations or LIBOR-based swap instruments (collectively, Hedging Instruments).  AGL Resources would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable-rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities.12  In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate exposure.  Thus, AGL Resources will not engage in “leveraged” or “speculative” transactions.  The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of AGL Resources’ debt to which such Hedging Instrument relates.  Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade as determined by any one of Standard & Poor’s, Moody’s Investors Service, Inc. or Fitch IBCA, Inc. (Approved Counterparties).

In addition, AGL Resources requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings (Anticipatory Hedges), subject to certain limitations and restrictions.  Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedging Instruments (Forward Sale), (ii) the purchase of put options on Hedging Instruments (a Put Options Purchase), (iii) a Put Options Purchase in combination with the sale of call options on Hedging Instruments (a Zero Cost Collar), (iv) transactions involving the purchase or sale, including short sales, of Hedging Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

Hedging Instruments may be executed on-exchange (On-Exchange Trades) with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties (Off-Exchange Trades), or a combination of On-Exchange Trades and Off-Exchange Trades.  AGL Resources will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

To the extent such securities are not exempt under Rule 52(a), the Utility Subsidiaries request authorization to enter into the transactions described in this Item 1.E.3g - “Hedges and Interest Rate Risk Management” on the same terms applicable to AGL Resources.

h.

Guarantees

AGL Resources and its Utility Subsidiaries request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (Guarantees) with respect to the obligations of their respective Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed the AGL Resources Guarantee Limit outstanding at any one time (not taking into account obligations exempt under Rule 45) with respect to guarantees issued by AGL Resources and $300 million, $75 million and $150 million with respect to guarantees issued by AGLC, CGC and VNG, respectively (the Utility Guarantee Limit).13  All debt guaranteed will comply with the conditions in Item 1.E.1 - “Parameters for Financing Transactions.” Included in this amount are Guarantees entered into by AGL Resources that were previously issued in favor of its Subsidiaries to the extent that they remain outstanding during the Authorization Period.  The limit on Guarantees is separate from the AGL Resources External Limit.  Currently, AGL Resources guarantees credit exposures in Sequent’s energy marketing and risk management business and certain obligations with respect to SouthStar.  As of December 31, 2003, AGL Resources had issued and had outstanding Guarantees on behalf of Subsidiaries in an aggregate amount of approximately $228.5 million;;14 however, AGL Resources’ issued and outstanding Guarantees on behalf of Subsidiaries for the 2003/2004 winter was in excess of $425 million.  Based upon (1) the potential growth of AGL Resources’ Non-Utility operations over the next three years, (2) additional required guarantees for any businesses or assets acquired by AGL Resources through 2006, and (3) a significant increase in commodity prices, AGL Resources believes a significant increase in the approved Guaranty Limit is justified and required.  The requested AGL Resources Guarantee Limit is necessary to properly procure the commodity and other commercial requirements of AGL Resources through the Authorization Period.

Guarantees may take the form of, among others, direct guarantees, reimbursement undertakings under letters of credit, "keep well" undertakings, agreements to indemnify, expense reimbursement agreements, and credit support with respect to the obligations of the subsidiary companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses.  Any guarantee that is outstanding at the end of the Authorization Period shall remain in force until it expires or terminates in accordance with its terms.

Certain Guarantees may be in support of obligations that are not capable of exact quantification.  In these cases, AGL Resources and the Utility Subsidiaries will determine the exposure under a Guarantee for purposes of measuring compliance with the appropriate guarantee limit by appropriate means, including estimation of exposure based on potential payment amounts.  Each Subsidiary could be charged a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, incurred by the guarantor in obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding.

i.

Subsidiary Financings

AGL Resources seeks authorization to finance the capital requirements of its Subsidiaries and to fund their authorized or permitted businesses through the acquisition of the securities of Subsidiaries issued under the Commission's rules, regulations or orders, and within any limits applicable to investments in EWGs, FUCOs and Rule 58 subsidiaries.

AGLC and CGC propose to issue up to $750 million and $250 million, respectively, of short-term debt consisting of commercial paper, secured or unsecured bank loans and borrowings under the Utility Money Pool, at any one time outstanding during the Authorization Period.  Authorization for the issuance of secured short term debt would enable AGLC or CGC to take advantage of more beneficial financing terms to meet the companies’ working capital needs.  These issuances of securities will comply with the parameters for the financing described above.

If a Utility Subsidiary elects to issue commercial paper, either under Rule 52 of the Act or under an applicable Commission order, each Utility Subsidiary requests that it be authorized to be made party to any AGL Resources’ credit facility as back-up to the commercial paper.

j.

Authorization and Operation of the Money Pools

AGL Resources and the Utility Subsidiaries request authorization to operate a Utility Money Pool, and the Utility Subsidiaries also request authorization to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool.

In addition, to the extent not exempt under Rule 52(b), AGL Resources and the Non-Utility Subsidiaries request authorization to operate a Non-Utility Money Pool, and the Non-Utility Subsidiaries also request authorization to make unsecured short-term borrowings from the Non-Utility Money Pool, to contribute surplus funds to the Non-Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Non-Utility Money Pool.

AGL Resources requests authorization to contribute surplus funds and to lend and extend credit to a) the Utility Subsidiaries through the Utility Money Pool and b) the Non-Utility Subsidiaries through the Non-Utility Money Pool.  AGL Resources will not borrow from either the Utility Money Pool or the Non-Utility Money Pool.  Applicants request that the Commission reserve jurisdiction over the participation of any AGL Resources System company in either money pool as a borrower until the record in this matter has been supplemented with additional information regarding such proposed participant.

AGL Services will serve as administrator for both the Utility Money Pool and the Non-Utility Money Pool.  See exhibits 3.1 and 3.2 for the Form of Money Pool Agreements for both the Utility Money Pool and the Non-Utility Money Pool, respectively.  These agreements also provide the operating parameters of the money pool, including interest determination methods, authorization requirements and funding restrictions.

Applicants believe that the cost of the proposed borrowings through both Money Pools will generally be more favorable to the borrowing participants than the comparable cost that would be incurred by such borrowing participants individually in connection with external short-term borrowings, and the yield to the borrowing participants contributing available funds to both Money Pools will generally be higher than the typical yield on short-term investments.

Under the Utility Money Pool Agreement (Exhibit 3.1 hereto), funds are available from the following sources for short-term loans to the participating companies from time to time: (1) surplus funds in the treasuries of participants, and (2) proceeds received by the participants from the sale of commercial paper and borrowings from banks ("External Funds").  Funds are made available from such sources in such order as AGLSC, as the administrator under the Utility Money Pool Agreement, determines would result in a lower cost of borrowing compared to the cost that would be incurred by such borrowing participants individually in connection with external short-term borrowings, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

Each company that is authorized to borrow from the Utility Money Pool (an "Eligible Borrower") will borrow pro rata from each Utility Money Pool participant that invests surplus funds, in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Utility Money Pool.  The interest rate charged to Eligible Borrowers on borrowings under the Utility Money Pool will be equal to AGL Resources' actual cost of external short-term borrowings and the interest rate paid on loans to the Utility Money Pool would be a weighted average of the interest rate earned on loans made by the Utility Money Pool and the return on excess funds earned from the investments described below.  The interest income and investment income earned on loans and investments of surplus funds would be allocated among those Utility Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Utility Money Pool.

Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

Each Eligible Borrower receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within one year after the date of such loan.  All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice.  The Nonutility Money Pool would be operated on the same terms.  Only the participants would be different.

k.

Changes in Capital Stock of Wholly-Owned Subsidiaries

The portion of an individual Subsidiary’s aggregate financing to be effected through the sale of stock to AGL Resources or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time.  The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary.  In addition, the Subsidiary may choose to use capital stock with no par value.  As needed to accommodate such proposed transactions and to provide for future issues, Applicants request authority to change the terms of any wholly-owned subsidiary’s authorized capital stock capitalization by an amount deemed appropriate by AGL Resources or other intermediate parent company.

The requested authorization is limited to AGL Resources’ wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein.  A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval.  Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.  In addition, each of the Utility Subsidiaries will maintain, during the Authorization Period, a common equity capitalization of at least 30%.15

l.

Payment of Dividends Out of Capital or Unearned Surplus

Applicants request authority for the Non-Utility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants.16

AGL Resources anticipates that there will be situations in which a Nonutility Subsidiary will have unrestricted cash available for distribution in excess of such company's current and retained earnings.  In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.  The sale of an asset, for example, may provide cash in excess of the selling company's retained earnings.  In addition, distributions out of capital may be necessary in connection with winding down a subsidiary.  Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.  Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations.  In this instance, cash would be trapped at a subsidiary level where there is no current need for it.17

m.

Financing Entities

AGL Resources and the Subsidiaries seek authorization to organize new corporations, trusts, partnerships or other entities, or to use existing financing entities, such as AGL Capital, that will facilitate financings by issuing short-term debt, long-term debt, preferred securities, equity securities or other securities to third parties and transfer the proceeds of these financings to AGL Resources or their respective parent Subsidiaries.18  To the extent not exempt under Rule 52, the financing entities also request authorization to issue such securities to third parties.  In connection with this method of financing, AGL Resources and the Subsidiaries may: (i) issue debentures or other evidences of indebtedness to a financing entity in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the financing entity to establish ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the financing entity), and; (iii) guarantee a financing entity’s obligations in connection with a financing transaction.  Any amounts issued by a financing entity to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity.  However, the underlying intra-system mirror debt and parent guarantee shall not be so included.

AGL Resources and the Subsidiaries also request authorization to enter into support or expense agreements ("Expense Agreement") with financing entities to pay the expenses of any such entity.  Any affiliate transactions entered into by a financing entity in connection with an Expense Agreement would be conducted at fair market value without regard to cost, and therefore, Applicants request an exemption under Section 13(b)  from the at cost standards of rules 90 and 91 for AGL Resources and the Subsidiaries to enter into these transactions.  The authorization sought herein with respect to financing entities is substantially the same as that granted in New Century Energies, Inc.,  Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No.27112 (Dec. 15, 1999).

F.

INTERMEDIATE SUBSIDIARIES AND NONUTILITY REORGANIZATIONS

AGL Resources proposes to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), Rule 58 Subsidiaries, exempt telecommunications companies ("ETCs") or other non-exempt nonutility subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in administrative activities ("Administrative Activities") and development activities ("Development Activities"), as such terms are defined below, relating to such subsidiaries.

Administrative Activities include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage AGL Resources' investments in nonutility subsidiaries.  Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses.

Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage AGL Resources' investments in Nonutility Subsidiaries.

An Intermediate Subsidiary may be organized, among other things, (1) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other nonutility subsidiary; (2) after the award of such a bid proposal, to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company to, among other things, effect an adjustment in the respective ownership interests in such business held by AGL Resources and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit AGL Resources' exposure to taxes; (7) to further insulate AGL Resources and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.  Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by AGL Resources from the Commission; and (3) other available cash resources, including proceeds of securities sales by Nonutility Subsidiaries pursuant to Rule 52.  To the extent that AGL Resources provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG, FUCO or Rule 58 Subsidiary, the amount of such funds or guarantees will be included in AGL Resources' "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

AGL Resources requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments.  To effect any such consolidation or other reorganization, AGL Resources may wish to merge or contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Nonutility Subsidiary to sell) the equity securities or all or part of the assets of one Nonutility Subsidiary to another one.  To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,19 AGL Resources hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries AGL Resources' ownership interests in existing and future Nonutility Subsidiaries.  Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend.  The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given.  Each transaction would be carried out in compliance with all applicable laws and accounting requirements.20

AGL Resources requests authorization to make expenditures on Development Activities, as defined above, in an aggregate amount of up to $600 million.  AGL Resources proposes a "revolving fund" concept for permitted expenditures on Development Activities.  Thus, to the extent a Nonutility Subsidiary in respect of which expenditures for Development Activities were made subsequently becomes an EWG, FUCO or qualifies as an "energy-related company" under Rule 58, the amount so expended will cease to be considered an expenditure for Development Activities, but will instead be considered as part of the "aggregate investment" in such entity pursuant to Rule 53 or 58, as applicable.21

G.

FILING OF CERTIFICATES OF NOTIFICATION

To reduce expenses for both the Commission and AGL Resources and to eliminate duplicative filings with the Commission covering essentially the same subject matter, AGL Resources proposes to integrate its reporting under the Securities Exchange Act of 1934, as amended (the 1934 Act) and the 1933 Act with the reporting required under the Act. To that end, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into the Rule 24 certificates of notification filed with the Commission in this matter. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

The Rule 24 certificates will contain the following information:

a.

If sales of common stock by AGL Resources are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

b.

The total number of shares of AGL Resources’ common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

c.

If AGL Resources’ common stock  has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are  restricted  in the hands of the acquirer;

d.

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

e.

The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

f.

A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

g.

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AGL Resources, that has engaged in utility money pool transactions during the quarter; and

h.

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

i.

A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of AGL Resources on a consolidated basis, and each utility subsidiary.

j.

A retained earnings analysis of AGL Resources on a consolidated basis and for each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the quarter.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000 consisting chiefly of outside counsel fees and expenses.

Item 3. Applicable Statutory Provisions.

A.

Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 43, 45, 46, and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.

The proposed transaction is subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

Neither AGL Resources nor any of its Subsidiaries presently has an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

Item 4. Regulatory Approval.

The Georgia Commission and the Tennessee Authority have jurisdiction over the issuances of securities by AGLC and CGC, respectively, except the issuance of debt securities with maturities of less than one year. The Virginia Commission has jurisdiction over all issuances of securities by VNG.

Except as stated above, no state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

Item 5. Procedure.

The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

List below all financial statements and exhibits filed as a part of this statement:

(a)

Exhibits

1.1

Opinion of Counsel (previously filed).

2.1

Proposed Form of Notice (previously filed).

3.1

Form of Utility Money Pool Agreement (previously filed).

3.2

Form of Non-Utility Money Pool Agreement (previously filed).

(b)

Financial Statements

FS.1

AGL Resources Inc. Consolidated Balance Sheets as of December 31, 2003.

FS.1.1

Atlanta Gas Light Company Balance Sheets as of December 31, 2003.

FS.1.2

Chattanooga Gas Company Balance Sheets as of December 31, 2003.

FS.2

AGL Resources Inc. Statements of Consolidated Income for the Twelve Months Ended December 31, 2003.

FS.2.1

Atlanta Gas Light Company Statements of Income for the Twelve Months Ended December 31, 2003.

FS.2.2

Chattanooga Gas Company Statements of Income for the Twelve Months Ended December 31, 2003.

FS.3

Cash Flow Projections for AGL Resources, AGLC and CGC for the Authorization Period (confidential treatment requested).

Item 7. Information as to Environmental Effects.

The proposed transactions involve neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

AGL Resources Inc.

Date: March 9, 2004	By: /s/ Richard T. O’Brien
Richard T. O’Brien
Executive Vice President and Chief Financial Officer

Atlanta Gas Light Company
Virginia Natural Gas, Inc.
Chattanooga Gas Company
AGL Investments, Inc.
Customer Care Services, Inc.
AGL Networks, LLC
AGL Rome Holdings, Inc.
AGL Services Company
Georgia Natural Gas Company
Pivotal Energy Services, Inc.
Pivotal Propane of Virginia, Inc.
Sequent Energy Management, LP
Sequent, LLC
Sequent Holdings, LLC
Sequent Energy Marketing, LP
Southeastern LNG, Inc.
Trustees Investments, Inc.

Date: March 9, 2004	By: /s/ Andrew W. Evans
Andrew W. Evans
Vice President and Treasurer

AGL Capital Trust I, By: AGL Resources Inc., As Sponsor
AGL Energy Corporation
AGL Propane Services, Inc.

Date: March 9, 2004	By: /s/ Richard T. O’Brien
Richard T. O’Brien
Executive Vice President and Chief Financial Officer

Global Energy Resource Insurance Corporation

Date: March 9, 2004	By: /s/ Paul R. Shlanta
Paul R. Shlanta
President

AGL Capital Trust II By: AGL Capital Corporation, As Sponsor
AGL Capital Trust III By: AGL Capital Corporation, As Sponsor
AGL Capital Corporation

Date: March 9, 2004	By: /s/ Paul R. Shlanta
Paul R. Shlanta
President

Date March __, 2004	SouthStar Energy Services LLC

By: /s/ Michael Braswell
Michael Braswell, President

Exhibit Index

FS.1

AGL Resources Inc. Consolidated Balance Sheets as of December 31, 2003.

FS.1.1

Atlanta Gas Light Company Balance Sheets as of December 31, 2003.

FS.1.2

Chattanooga Gas Company Balance Sheets as of December 31, 2003.

FS.2

AGL Resources Inc. Statements of Consolidated Income for the Twelve Months Ended December 31, 2003.

FS.2.1

Atlanta Gas Light Company Statements of Income for the Twelve Months Ended December 31, 2003.

FS.2.2

Chattanooga Gas Company Statements of Income for the Twelve Months Ended December 31, 2003.

Footnotes

1 AGL Resources Inc., Holding Co. Act Release No. 35-27243 (October 5, 2000).

2 Trustees Investments, Inc. is in the process of being sold.  It is an applicant herein for purposes of obtaining authorization to participate in the money pool and to obtain authorization for dividend payments and corporate reorganizations that may be incident to the sale of this company or its assets.

3 See e.g., Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31, 2002); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999); and Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998).

4 The Commission has previously authorized financing transactions subject to these same general parameters.  See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

5 Substantially similar interest rate provisions have been authorized by the Commission in Energy East Corporation, et al., Holding Co. Act Release No. 27643 (January 28, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Ameren Corp. et al., Holding Co. Act Release No. 27655 (February 27, 2003).

6 See e.g., NiSource, Inc., Holding Co. Act Release No. 27789 (December 30, 2003); SCANA Corp., Holding Co. Act Release No. 27649 (February 12, 2003).

7  Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

8  Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt).  Gross debt is the sum of long-term debt, short-term debt and current maturities.

9 AGL Resources will in any event be authorized to issue common stock (including pursuant to stock-based plans maintained for shareholders, employees and management) to the extent authorized herein.

10 See Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

11 AGL Resources maintains committed lines of bank credit for $500 million with various banks.

12 AGL Capital, AGL Resources' financing subsidiary, proposes to issue securities as provided in Item 1.E.m. infra, to the same extent that AGL Resources may issue securities under the authorization requested in this Application.  Applicants request that the Commission permit AGL Capital similarly to employ Hedging Instruments on the same terms, and subject to the same restrictions, as applicable to AGL Resources.

13 AGL Capital is a financing subsidiary that relies on an AGL Resources guarantee for its credit. Borrowings by AGL Capital are considered to be securities issued by AGL Resources.  AGL Resources’ guarantee of AGL Capital’s liabilities is not included within AGL Resources’ total external guarantees and other forms of credit support for monitoring adherence to the AGL Resources Guarantee Limit.

14 For example, Sequent maintains an unsecured line of credit in the current amount of $25 million for the posting of margin deposits, which is guaranteed by AGL Resources.

15 See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

16 See FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

17 The Commission has previously approved the payment of dividends out of capital or unearned surplus by registered holding companies when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities.  See Entergy Corp., Holding Co. Act Release No. 26534 (June 18, 1996); Northeast Utilities, Holding Co. Act Release No. 27529 (May 16, 2002); Excel Energy, Holding Co. Act Release No. 27597 (November 7, 2002).  Because the purpose of Rule 46 is to protect utility operating companies, and not diversified non-utility enterprises, the Commission has extended blanket authority for non-utility energy companies to pay dividends from unearned surplus.  Energy East Corp., Holding Co. Act Release No. 27228 (September 12, 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (November 2, 2000); The Southern Company, Holding Co. Act Release No. 26543 (July 17, 1996).  See also Eastern Utilities Associates, Holding Co. Act Release No. 25330 (July 13, 1991) (finding that the legislative history of Section 12 demonstrates that it was intended to protect utility operating companies); S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.)

18 Financing Entities would not issue securities that would be convertible into equity securities of the Utility Subsidiaries.

19 Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.

20 The Commission has authorized other registered holding companies to carry out future reorganizations of their non-utility businesses without further approval.  See Columbia Energy Group, Inc., Holding Co. Act Release No. 27099 (Nov. 5, 1999); Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Energy East, Inc., Holding Co. Act Release No. 27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

21 A revolving fund of permitted expenditures on Development Activities has been authorized by the Commission in prior cases.  See e.g., Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002).